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SEC FILE NUMBER
8-39247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CATHAY SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 WALL ST. SUITE 3600
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

XIAOYU LI	9296624026	SHELL.LI@CATHAYSECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WEI WEI & CO, LLP
(Name – if individual, state last, first, and middle name)

133-10 39TH AVE	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)

03/28/2006	2388
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, XIAOYU LI _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CATHAY SECURITIES INC. _____, as of 12/31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: FINOP _____

Fangqi Qin
Barrister & Solicitor, Notary Public
906-250 Consumers Rd
Toronto, ON, M2J 4V6
T: 416-792-6681 F: 416-792-6682

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AFFIRMATION

I, Xiaoyu Li, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Cathay Securities, Inc. as of and for the year ended December 31, 2025, are true and correct. I further affirm that neither Cathay Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Xiaoyu Li   Apr 15, 2026

_____   _____
Xiaoyu Li   Date

CEO
_____
Title

Sworn to before me this 15 day of April 2026

_____
Notary Public

Fangqi Qin
Barrister & Solicitor, Notary Public
906-250 Consumers Rd
Toronto, ON, M2J 4V6
T: 416-792-6681 F: 416-792-6682



CATHAY SECURITIES, INC.
(SEC File No. 8-39247)

Consolidated Financial Statements
And Supplemental Information
For the Year Ended December 31, 2025

CATHAY SECURITIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

CONTENTS

This report contains (check all applicable boxes):



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Cathay Securities, Inc

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Cathay Securities, Inc and subsidiary as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of Cathay Securities, Inc and subsidiary as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Cathay Securities, Inc's management. Our responsibility is to express an opinion on Cathay Securities, Inc's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cathay Securities, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Cathay Securities, Inc 's auditor since 2015.

Flushing, NY
April 15, 2026

1

CATHAY SECURITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents *(Note 2)*	$ 4,865,682
Certificates of deposit *(Note 2 and 6)*	1,436,946
Deposits with clearing brokers	274,617
Property and equipment, net *(Notes 2 and 3)*	172,605
Prepaid taxes	1,017,132
Other assets	114,807
Deferred tax asset	3,164
ROU asset *(Notes 2 and 4)*	253,979
TOTAL ASSETS	**$ 8,138,932**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 431,176
Due to Shareholder	26,125
Fees received in advance	1,843,843
Lease liability *(Notes 2 and 4)*	264,858
Total liabilities	**2,566,002**

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

Common stock, no par value, 5,000 shares authorized, issued and outstanding	76,200
Additional paid-in capital	2,525,103
Retained earnings	2,971,315
Less: loss attributed to non-controlling interest	(312)
Total stockholders' equity	**5,572,930**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 8,138,932**

See accompanying notes to the consolidated financial statements.

CATHAY SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

1. ORGANIZATION

Cathay Securities, Inc. (the "Company") was incorporated on November 2, 1987 under the laws of the State of New York.

The Company became a registered broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 27, 1988, and a member of the National Association of Securities Dealers, Inc. on March 28, 1988. For the year ended December 31, 2025, 92% of the Company's revenue is from underwriting and selling group business. The Company conducts its brokerage business on a fully disclosed basis.

On May 9, 2022, the Company signed a clearing house agreement with a clearing house.

The Company owns 90% of Next Gen, LLC, a New York State limited liability company formed on 02/14/2023. Next Gen was organized to offer investment advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements include the accounts of the Company and its 90% owned subsidiary, Next Gen Advisors, LLC. ("Next Gen"). All significant intercompany accounts and transactions have been eliminated upon consolidation.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounting basis

The Company uses the accrual basis of accounting for financial reporting. Accordingly, revenues are recognized when performance obligations are satisfied and expenses are realized when the obligation is incurred.

CATHAY SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases

The Company determines if an arrangement is a lease at inception in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 842. Operating leases are recognized as operating lease right-of-use ("ROU") assets and lease liabilities in the consolidated statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized initially at the commencement date based on the present value of future minimum lease payments over the lease term (see Note 4). The Company's lease recognition may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense is recognized on a straight-line basis over the lease term.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for the consolidated financial statements and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established to reduce the net deferred tax asset to the amount expected to be realized.

CATHAY SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company follows the provisions of FASB ASC 740-10-25, which prescribe a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. The Company does not have any accruals for uncertain tax positions as of December 31, 2025. It is not anticipated that unrecognized tax positions will significantly increase within 12 months of the reporting date.

Currently, the 2022, 2023 and 2024 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

Fair value of financial instruments

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

Carrying values of non-derivative financial instruments, including cash and cash equivalents, certificates of deposit, deposit from clearing broker, prepaid taxes, accounts payable and accrued expenses, approximate their fair values due to the short-term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2025.

Property and equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful life of the related assets. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method for financial reporting.

CATHAY SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment (continued)

The useful lives of property and equipment for purposes of computing depreciation are:

Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of the remaining lease term or useful life

Segments reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its CEO as the Chief Operation Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income taxes (Topic 740): Improvements to Income Tax Disclosures.* This guidance requires annual disclosure of specific categories in the rate reconciliation and provides additional information for reconciling items that meet a quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024. We adopted this guidance effective January 1, 2025 on a prospective basis. The adoption of this guidance did not have a material impact on our consolidated financial statements and related disclosures.

The FASB has established ASC as the authoritative source of GAAP. The principles embodied in the ASC are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the ASU.

CATHAY SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

For the year ending December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, believes that, implementation would not have a material impact on the financial statements taken as a whole.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$	92,698
Furniture and fixtures		51,761
Transportation		60,343
Office equipment		155,120
		359,922
Less: accumulated depreciation and amortization		(187,317)
	$	172,605

Depreciation and amortization expense for the year ended December 31, 2025 was $25,551.

4   RIGHT OF USE ASSET AND LEASE LIABILITY

The Company signed a lease agreement for office space in New York City commencing on September 1, 2022 and expiring on October 31, 2027. The lease does not have any renewal options.

In accordance with FASB issued (ASU) 2016-02, *Leases (Topic 842)*, the Company classified the lease as an operating lease. The Company has a right-of-use asset as of December 31, 2025 of $253,979, and a lease liability of $264,858. Total cash paid for the lease liability was $124,555. The Company based the right of use asset and lease liability, primarily, on the present value of unpaid future minimum lease payments. The present value of the lease was determined by using the interest rate of 7.75% for small business 7(A) loans over $50,000 and repaid in less than 7 years.

CATHAY SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

4   RIGHT OF USE ASSET AND LEASE LIABILITY (continued)

A reconciliation of the operating lease liability by minimum lease payments and discount by year, as of December 31, 2025, is as follows:

Year Ending December 31,	Payment	Discount	Lease Liability
2026	$ 154,043	$ 15,714	$ 138,329
2027	131,082	4,553	126,529
	$ 285,125	$ 20,267	$ 264,858

5.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. In addition, the Company is required to maintain minimum net capital of $100,000 or 6.67% of aggregate indebtedness if greater than $100,000. At December 31, 2025, the Company's net capital was $4,267,572, which was $4,114,797 in excess of its required net capital of $152,775, and the Company's aggregate indebtedness to net capital ratio was 0.54 to 1.

6.   FAIR VALUE MEASUREMENTS

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than level 1 prices in active markets, that are observable either directly or indirectly.

Level 3 Inputs – Inputs, based on prices or valuation techniques, that are both unobservable and significant to the overall fair value measurements.

.

CATHAY SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

6.   **FAIR VALUE MEASUREMENTS (continued)**

FASB ASC 820 requires the use of observable market data when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table presents the Company's assets that are required to be reported at fair value and the related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Certificates of deposit	$ -	$ 1,436,946	$ -	$ 1,436,946

The fair value of certificates of deposit are based on their costs plus accrued interest.

7.   **INCOME TAXES**

The net deferred tax asset at December 31, 2025 is as follows:

Organizational expense	$	3,631
Annual straight line lease expense		(225)
Amortization		(242)
Net deferred tax asset	$	3,164

CATHAY SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

8.   FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to its clearing house on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these security transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing house's guidelines and industry standards. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

9.   DUE TO SHAREHOLDER

The shareholder paid $26,125 of expense on behalf of the Company. The balance is unsecured, non interest bearing, and payable on demand. Management has reviewed the balance and considers it fairly stated.

10.   INVESTMENT IN SUBSIDIARY

The Company owns 90% of Next Gen, a New York State limited liability company formed on 02/14/2023. Next Gen was organized to offer investment advisory services.

Next Gen is classified as a partnership for federal income tax purposes and does not pay corporate taxes. Instead, profits and losses are passed through to the members. The Company owns directly an interest of 90% in Next Gen. For the year ended December 31, 2025, the Company recorded an investment loss of $3,117 with no capital contributions.

CATHAY SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

11.   CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and certificates of deposit. The Company maintains its cash with a financial institution. The Company monitors the credit quality of the financial institution and does not anticipate any exposure. The cash balance in each financial institution is insured by the Federal Deposit Insurance Corporation for up to $250,000. As of December 31, 2025, the Company had approximately $5,518,000 in excess of the insured amount.

12.   SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through April 15, 2026, which is the date the consolidated financial statements were available to be issued. There were no subsequent events requiring adjustment to the consolidated financial statements or disclosures.



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Cathay Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cathay Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cathay Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Cathay Securities, Inc. stated that Cathay Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cathay Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cathay Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

We have served as Cathay Securities, Inc.'s auditor since 2015.

Flushing, NY
April 15, 2026



CATHAY
SECURITIES,INC

Phone:+1(855)939-3888
Email:service@cathaysecurities.com
40 WALL ST.SUITE 3600 NEWYORK,NY10005 USA

Date: April 15, 2026

Wei Wei & Co., LLP
133-1039th Avenue
Flushing, NY11354

Re:Exemption Report

Dear Wei.

Cathay Securities, Inc., is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as requires by 17C.F.R240.17a 5(d)(1)and(4). To the best of my knowledge and belief, the Company states the following:

Cathay Securities, Inc., operated pursuant to paragraph(k)(2)(ii)of SEC Rule 15c-3-3 under which the Company claimed exemption from SEC Rule 15c-3-3.

The company has met the identified exemption provisions throughout the period from January 1-December 31, 2025 without exception.

I,Xiaoyu Li, affirm that, to my knowledge and belief, the Exemption report is true and correct.

Xiaoyu Li

Xiaoyu Li - Chief Executive Officer